                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the period ended December 31, 2001

                                       Or

[ ]      Transition report pursuant to Section 15(d) of the Securities Exchange
Act of 1934 (Fee required)

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  EATON CORPORATION SHARE PURCHASE AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation, 1111 Superior Avenue,
                  Cleveland, Ohio  44114-2584

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              (Name of Plan)
                                         EATON CORPORATION SHARE PURCHASE
                                         AND INVESTMENT PLAN

         Date: June 27, 2002    By:      Eaton Corporation Pension
                                         Administration Committee


                                By:       /s/ S. J. COOK
                                          -----------------------
                                            (Signature)
                                          S. J. Cook
                                          Vice President-Human Resources
                                          Eaton Corporation

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Eaton Corporation Share Purchase and Investment Plan

December 31 and 30, 2001 and One Day Period ended December 31, 2001

              Eaton Corporation Share Purchase and Investment Plan

             Audited Financial Statements and Supplemental Schedule


                          December 31 and 30, 2001 and
                     One Day Period ended December 31, 2001




                                    CONTENTS

Report of Independent Auditors.............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................2
Statement of Changes in Net Assets Available for Benefits..................3
Notes to Financial Statements..............................................4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)............11

                         Report of Independent Auditors


Corporate Compensation and Organization Committee of Eaton Corporation Eaton Corporation Share Purchase and Investment Plan


We have audited the accompanying statements of net assets available for benefits of the Eaton Corporation Share Purchase and Investment Plan as of December 31 and 30, 2001, and the related statement of changes in net assets available for benefits for the one day period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31 and 30, 2001, and the changes in its net assets available for benefits for the one day period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.





                                                           /s/ Ernst & Young LLP


Cleveland, Ohio
June 13, 2002

              Eaton Corporation Share Purchase and Investment Plan

                 Statements of Net Assets Available for Benefits


                                                  DECEMBER 31       DECEMBER 30
                                                     2001               2001
                                               ---------------------------------
ASSETS
Investments, at fair value:
  Common stock                                 $  592,711,440     $  598,534,120
  Mutual funds                                    359,453,516        361,093,690
  U.S. Government securities                       62,053,392         61,982,374
  Corporate debt instruments                       51,420,310         51,296,419
  Participant notes receivable                     29,910,808         29,910,808
  Money market fund                                70,996,600         71,468,687
                                               ---------------------------------
Total investments                               1,166,546,066      1,174,286,098

Receivables:
  Interest and dividends                            1,348,360          1,763,766
  Accrued sales of investments                         39,105            179,375
                                               ---------------------------------
Total receivables                                   1,387,465          1,943,141
                                               ---------------------------------
Total assets                                    1,167,933,531      1,176,229,239

LIABILITIES
Accrued purchases of investments                         --              501,411
                                               ---------------------------------
Net assets available for benefits              $1,167,933,531     $1,175,727,828
                                               =================================


See notes to financial statements.

              Eaton Corporation Share Purchase and Investment Plan

            Statement of Changes in Net Assets Available for Benefits

                     One Day Period ended December 31, 2001

ADDITIONS
Interest income                                                    $        50,665

DEDUCTIONS
Distributions to participants                                              561,090
Net depreciation in fair value of investments                            7,283,872
                                                                   ---------------
                                                                         7,844,962
                                                                   ---------------

Net decrease                                                            (7,794,297)
Net assets available for benefits at beginning of one day period     1,175,727,828
                                                                   ---------------
Net assets available for benefits at end of one day period         $ 1,167,933,531
                                                                   ===============


See notes to financial statements.

              Eaton Corporation Share Purchase and Investment Plan

                          Notes to Financial Statements

                          December 31 and 30, 2001 and
                     One Day Period ended December 31, 2001



1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Eaton Corporation Share Purchase and Investment Plan (the Plan) are prepared under the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value as measured by quoted prices in active markets, except for the corporate and government debt securities, which are valued at market values as determined by the Trustee, based on the mean of the most recent bid and ask price and other market information available. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases of sales and securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The cost of shares sold for the mutual funds and the common shares is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. DESCRIPTION OF PLAN

Effective December 30, 2001, the Plan year-end was changed to December 31. Effective January 1, 2002, the Plan was amended and restated. In conjunction with the amendment and restatement, the Plan was renamed The Eaton Savings Plan.

              Eaton Corporation Share Purchase and Investment Plan

2. DESCRIPTION OF PLAN (CONTINUED)

The Plan generally provides that an Eaton employee who is in the regular service of a class in a division or group to which Eaton Corporation (Eaton, the Company, or the Plan Sponsor) has extended eligibility for membership in the Plan (other than a temporary employee who is hired for a specific, limited period of time or for the performance of a specific, limited assignment or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate on any date established in accordance with administrative procedures which follows the date an employee first incurs an hour of service.

Employees may make a combination of before-tax and after-tax contributions ranging from 1% to 17% of base pay. Employee contributions up to 6% of eligible compensation are eligible for employer match. Participants may change their contributions monthly and accounts are valued daily. Eaton matches regular employee contributions as determined under a formula. This formula compares Eaton's earnings per share for the most recently reported calendar quarter with the average of Eaton's per share earnings for the previous two calendar years. If the most recently reported calendar quarter's earnings per share are identical to the two calendar year average, the Company's matching contribution will be 50% for each dollar contributed by employees. Company matching contributions will increase or decrease depending on whether the most recently reported calendar quarter's earnings per share are greater than or less than the two calendar year average, respectively. For each 2% that the most recently reported calendar quarter's earnings per share is greater than or less than the two calendar year average, 1% will be added or subtracted respectively from the standard Company matching contribution of 50%. Company matching contributions will not be less than $.25, or more than $1.00 for each dollar of regular employee contributions, except under special circumstances as defined in the Plan document. There will be an additional $.10 match per dollar of before-tax and after-tax contributions, up to 17% of eligible compensation, to match contributions initially invested in the Eaton Common Shares Fund. This match is reduced to $.05 for certain highly compensated employees.

Each participant's account is credited with an allocation of the Plan's earnings based on participant account balances, as defined.

Eligible employees may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance reduced by their highest outstanding loan balance during the preceding 12 months. The loans are secured by the balance in the participant's account and bear interest at a published rate, as defined. Principal and interest is paid ratably through payroll deductions.

              Eaton Corporation Share Purchase and Investment Plan

2. DESCRIPTION OF PLAN (CONTINUED)

Company contributions are provisionally allocated during the year and become non-forfeitable on the last day of each Plan year or upon other events as indicated in the Plan document.

All Company matching contributions are invested in the Eaton Common Shares Fund. Employee contributions may be invested in any of the fund options available under the Plan. Participants may reallocate their accumulated contributions daily among the various funds consistent with the ratios specified in the Plan.

All costs and expenses incurred in administering the Plan are paid by the Plan unless otherwise determined by Eaton.

Eaton may amend, modify, suspend or terminate the Plan. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan document, which is available from the Company's Human Resources Department upon request.

3. CONTRIBUTIONS

Company matching contributions during December 2001 were made at $.25 per dollar of regular employee contribution.

4. INVESTMENTS

Key Trust Company of Ohio, N.A., the Trustee of the Plan, holds the Plan's investment assets and executes investment transactions.

              Eaton Corporation Share Purchase and Investment Plan

4. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                                      DECEMBER 31,          DECEMBER 30,
                                                                          2001                  2001
                                                                  ---------------------------------------------
     Fidelity Contra Fund                                           $      92,220,367     $      92,222,784
     Vanguard Windsor Fund                                                117,050,860           117,948,948
     Vanguard Institutional Index Fund                                     81,383,535            82,299,090
     Eaton Common Shares*                                                 506,150,437           510,562,890
     Axcelis Common Shares                                                 86,561,003            87,971,230
     Key Trust EB Money Market Fund*                                       70,996,600            71,468,687

*    Includes nonparticipant-directed contributions

During the one day period ended December 31, 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

Common stock                                                                          $      (5,366,664)
Mutual funds                                                                                 (2,112,118)
Government securities                                                                           123,892
Corporate debt instruments                                                                       71,018
                                                                                    -----------------------
                                                                                      $      (7,283,872)
                                                                                    =======================

The Eaton Common Shares Fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

              Eaton Corporation Share Purchase and Investment Plan

4. INVESTMENTS (CONTINUED)

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                                DECEMBER 31,            DECEMBER 30,
                                                                    2001                    2001
                                                           ------------------------------------------------
Net assets:
   Eaton Corporation Common Shares                           $     506,150,437       $     510,562,890
   Key Trust EB Money Market Fund                                    7,007,960               7,039,337
   Accrued sales of investments                                         39,113                 106,385
   Interest and dividends receivable                                    11,359                  11,359
                                                           ------------------------------------------------
                                                             $     513,208,869       $     517,719,971
                                                           ================================================

                                                                                       ONE DAY PERIOD
                                                                                           ENDED
                                                                                        DECEMBER 30,
                                                                                            2001
                                                                                   ------------------------
Changes in net assets:
   Interest and dividends                                                            $           2,221
   Net depreciation in fair value of investments                                            (3,956,438)
   Distributions to participants                                                              (556,885)
                                                                                   ------------------------
                                                                                     $      (4,511,102)
                                                                                   ========================

              Eaton Corporation Share Purchase and Investment Plan

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                            DECEMBER 31,            DECEMBER 30,
                                                 2001                    2001
                                             ----------------------------------
Net assets available for benefits per the
   financial statements                      $ 1,167,933,531    $ 1,175,727,828
Amounts allocated to withdrawing
   participants                                   (1,467,706)        (1,945,706)
                                             ----------------------------------
Net assets available for benefits per
   Form 5500                                 $ 1,166,465,825    $ 1,173,782,122
                                             ==================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                               ONE DAY PERIOD
                                                                   ENDED
                                                                DECEMBER 31,
                                                                    2001
                                                             ------------------

Benefits paid to participants per the
   financial statements                                       $         561,090
Add: Amounts allocated to withdrawing participants at
   December 31, 2001                                                  1,467,706
Deduct: Amounts allocated to withdrawing participants at
   December 30, 2001                                                 (1,945,706)
                                                              -----------------
Benefits paid to participants per Form 5500                   $          83,090
                                                              =================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year but not yet paid.

              Eaton Corporation Share Purchase and Investment Plan

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 2, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take necessary steps, if any, to maintain the Plan's qualified status.

7. TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investments in the common stock of Eaton and the special funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

On June 30, 2000, Eaton reorganized its semiconductor equipment operations into a wholly owned subsidiary, Axcelis Technologies, Inc. (Axcelis). In July 2000, Axcelis completed an initial public offering for the sale of 20% of its common shares. On December 29, 2000, Eaton distributed its remaining interest in Axcelis to Eaton shareholders as a dividend (spin-off), which was tax free to Eaton and its shareholders for United States income tax purposes. Eaton shareholders (including the Plan) received 1.179023 shares of Axcelis common stock per each whole Eaton common share held as of December 6, 2000 and cash payments for fractional shares. The Axcelis common shares were received by the Plan on January 5, 2001.

The Plan established an Axcelis Common Stock Fund to hold the shares of Axcelis common stock received as a dividend, and which shall be maintained as a fund under the Plan for a period expiring on or before December 31, 2002. Upon termination of the Axcelis Common Stock Fund, all Axcelis common stock held by the Plan shall be sold and invested in a money market fund or stable value fund. Distributions from the Axcelis Common Stock Fund shall be made in cash. Cash and stock dividends on the Axcelis common stock shall be invested in a stable value fund and Axcelis Common Stock Fund, respectively. Axcelis common stock received by the Plan shall be credited under the Plan to the participant's account related to the Eaton common shares with respect to which the Axcelis common stock was received as a dividend. Participants are not allowed to direct contributions or transfers to the Axcelis Common Stock Fund, but are permitted to direct the transfer of amounts in the Axcelis Common Stock Fund to other funds available under the Plan.

              Eaton Corporation Share Purchase and Investment Plan

                        EIN: 34-0196300 Plan Number: 055

                    Schedule H, Line 4(i)-Schedule of Assets
                              (Held at End of Year)

                                December 31, 2001


                                               DESCRIPTION OF INVESTMENT
                                               INCLUDING MATURITY DATE,
      IDENTITY OF ISSUE, BORROWER,           RATE OF INTEREST, COLLATERAL,                               CURRENT
         LESSOR OR SIMILAR PARTY                 PAR OR MATURITY VALUE               COST                 VALUE
-------------------------------------------------------------------------------------------------------------------
Corporate Debt Instruments:
  AT&T Corp.                              6.50% due 9/15/02                                           $ 1,022,996
  Allstate Corp.                          7.875% due 5/01/05                                              108,219
  Allstate Corp.                          5.375% due 12/01/06                                           1,006,884
  Associates Corp.                        6.00% due 12/01/02                                            4,113,169
  Bank One Corp.                          6.5% due 2/01/06                                              2,397,284
  Bell Telephone Co. PA                   6.625% due 9/15/02                                              666,973
  Bristol-Myers Squibb Co.                4.750% due 10/01/06                                           2,729,084
  CIT Equipment Collateral                4.840% due 9/20/12                                            2,109,187
  Caterpillar Financial Asset             4.850% due 04/25/07                                           3,060,937
  Citibank Credit Card Master             5.500% due 02/15/06                                             501,509
  DVI Receivables Corp.                   5.137% due 11/11/04                                           3,074,062
  DVI Receivables Corp.                   4.613% due 11/11/09                                           2,172,500
  John Deere B V                          5.875% due 04/06/06                                           2,536,787
  E.I. Dupont                             6.5% due 09/01/02                                             2,061,435
  Electronic Data Systems                 6.850% due 10/15/04                                             259,673
  General Electric                        6.520% due 10/08/02                                             447,820
  General Electric                        7.25% due 02/01/05                                              619,226
  Honda Auto Receivables Owner TR         5.560% due 06/19/06                                           2,066,783
  Household Fin Corp.                     6.70% due 6/15/02                                               101,892
  Household Fin Corp.                     6.50% due 1/24/06                                             1,027,471
  IBM Corp.                               4.875% due 10/10/06                                           1,492,673
  Lehman Bros Holdings Inc.               6.625% due 4/01/04                                              251,689
  Merrill Lynch & Co. Inc.                5.35% due 6/15/04                                             3,810,939
  Morgan Stanley Dean Witter              6.10% due 4/15/06                                             3,094,023
  National Rural Utils Coop Fin           5.25% due 7/15/04                                             2,041,323
  Norwest Financial Inc.                  6.625% due 7/15/04                                              159,096
  TCI Communications Inc.                 6.375% due 5/01/03                                              511,816
  Telefonica Europe BV                    7.35% due 9/15/05                                               632,922
  Unilever Capital Corp.                  6.75% due 11/01/03                                            4,230,591
  Wells Fargo Co.                         7.25% due 8/24/05                                               537,652
  Wells Fargo Financial Inc.              7.00% due 11/01/05                                              532,231
  Wisconsin Energy Corp.                  5.875% due 4/01/06                                            2,041,464
                                                                                                      -----------
                                                                                                       51,420,310

              Eaton Corporation Share Purchase and Investment Plan

                        EIN: 34-0196300 Plan Number: 055

                    Schedule H, Line 4(i)-Schedule of Assets
                        (Held at End of Year) (continued)




                                               DESCRIPTION OF INVESTMENT
                                               INCLUDING MATURITY DATE,
      IDENTITY OF ISSUE, BORROWER,           RATE OF INTEREST, COLLATERAL,                           CURRENT
         LESSOR OR SIMILAR PARTY                 PAR OR MATURITY VALUE               COST              VALUE
-------------------------------------------------------------------------------------------------------------------
U.S. Government Securities:
  U.S. Treasury Notes                     6.00% due 7/31/02                                             1,741,491
  U.S. Treasury Notes                     5.75% due 4/30/03                                             6,431,359
  U.S. Treasury Notes                     5.25% due 8/15/03                                             6,233,275
  U.S. Treasury Notes                     4.625% due 5/15/06                                            1,318,047
  Federal Home Loan Banks                 6.75% due 2/15/02                                             1,005,304
  Federal Home Loan Banks                 4.75% due 6/28/04                                             5,110,577
  Federal Home Loan Banks                 2.50% due 11/14/03                                            4,427,656
  Federal Home Loan Banks                 3.625% due 10/15/04                                           9,852,283
  Fannie Mae                              5.125% due 2/13/04                                            7,975,453
  Fannie Mae                              6.50% due 8/15/04                                             1,063,067
  Fannie Mae                              5.75% due 3/27/06                                               251,822
  Fannie Mae                              5.50% due 5/02/06                                             3,073,408
  Fannie Mae                              3.375% due 11/22/04                                           5,482,345
  Freddie MAC                             5.70% due 7/26/06                                             1,011,528
  Freddie MAC                             4.15% due 9/04/03                                             2,012,009
  Freddie MAC                             2.50% due 12/27/02                                            4,506,092
  Freddie MAC                             5.25% due 1/15/06                                                51,165
  Freddie MAC                             4.50% due 8/15/04                                               506,511
                                                                                                 ----------------
                                                                                                       62,053,392
Interest in Registered Investment
  Companies:
  Vanguard Windsor Fund                   7,484,070 shares                                            117,050,860
  Vanguard Wellesley Fund                 2,168,052 shares                                             43,165,905
  Fidelity Contra Fund                    2,156,193 shares                                             92,220,367
  Templeton Foreign Fund                  2,771,119 shares                                             25,632,849
  Vanguard Institutional Index Fund       775,894 shares                                               81,383,535
                                                                                                 -----------------
                                                                                                      359,453,516

              Eaton Corporation Share Purchase and Investment Plan

                        EIN: 34-0196300 Plan Number: 055

                    Schedule H, Line 4(i)-Schedule of Assets
                        (Held at End of Year) (continued)



                                               DESCRIPTION OF INVESTMENT
                                               INCLUDING MATURITY DATE,
      IDENTITY OF ISSUE, BORROWER,           RATE OF INTEREST, COLLATERAL,                           CURRENT
         LESSOR OR SIMILAR PARTY                 PAR OR MATURITY VALUE               COST              VALUE
-------------------------------------------------------------------------------------------------------------------
Key Trust Company of Ohio, N.A.
  Employee Benefits Money Market
  Fund*                                   70,996,600 shares                        $ 70,996,600         70,996,600

Common Stock:
  Eaton Corporation*                      6,802,183 shares                          328,373,081        506,150,437
  Axcelis Stock                           6,715,361 shares                           37,523,178         86,561,003
                                                                                                -------------------
                                                                                                       592,711,440

Participant notes receivable*             6-11%; variable maturities                                    29,910,808
                                                                                                -------------------
Total investments                                                                                  $ 1,166,546,066
                                                                                                ===================


*Indicates party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit
Number                     Description of Exhibit



23                         Consent of Ernst & Young LLP.